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                         UNITED STATES                 OMB Number:3235-0145
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                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   4   )*


                        General Semiconductor, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, par value $.01
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 370121105
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                               (CUSIP Number)



------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

------------------------------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.                   SCHEDULE 13G          Page 2 of 7 Pages


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-IV


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           2,540,414

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,540,414

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,540,414

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.9%

12  TYPE OF REPORTING PERSON*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                   SCHEDULE 13G          Page 3 of 7 Pages


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Instrument Partners


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           2,886,752

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,886,752

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,886,752

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.8%

12  TYPE OF REPORTING PERSON*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)

ITEM 1(A).     Name of Issuer

               General Semiconductor, Inc.

ITEM 1(B).     Address of Issuer's Principal Executive Offices

               10 Melville Park Road
               Melville, New York  1174-3113

ITEM 2(A).     Name of Persons Filing

               This Amendment No. 4 to the Schedule 13G is filed by (i) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV") and
               (ii) Instrument Partners.

ITEM 2(B).     Address of Principal Business Office or if None, Residence

               The address of the principal business office of each Reporting Person is:

               c/o Forstmann Little & Co.
               767 Fifth Avenue
               New York, New York  10153

ITEM 2(C).     Citizenship

               MBO-IV and Instrument Partners are each New York limited partnerships

ITEM 2(D).     Title of Class of Securities

               The Securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

ITEM 2(E).     CUSIP Number

               The CUSIP Number for the Common Stock is 370121105.

ITEM 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  |_| Broker or dealer  registered  under  section  15 of
                        the Act (15 U.S.C. 78o).

               (b)  |_| Bank as defined  in section  3(a)(6) of the Act (15
                        U.S.C. 78c).

               (c)  |_| Insurance  company as  defined in section  3(a)(19)
                        of the Act (15 U.S.C. 78c).

               (d)  |_| Investment  company  registered  under section 8 of
                        the  Investment  Company  Act of  1940  (15  U.S.C.
                        80a-8).

               (e)  |_| An   investment    adviser   in   accordance   with
                        ss. 240.13d-1(b)(1)(ii)(E);

               (f)  |_| An  employee  benefit  plan  or  endowment  fund in
                        accordance with ss. 240.13d-1(b)(ii)(F);

               (g)  |_| A parent  holding  company  or  control  person  in
                        accordance with ss. 240.13d-1(b)(1)(ii)(G);

               (h)  |_| A savings  associations  as defined in Section 3(b)
                        of the  Federal  Deposit  Insurance  Act (12 U.S.C.
                        1813);

               (i)  |_| A church plan that is excluded from the  definition
                        of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

               (j)  |_| Group in accordance with ss.240.13d-1(b)(l)(ii)(J).

               None of the  options  apply.  This  Amendment  No.  2 to the
               Schedule 13G is being filed pursuant to Rule 13d-1(d).

ITEM 4.        Ownership

            The following information is as of December 31, 1998:

            (1)   Instrument Partners:

                  (a)   Amount Beneficially Owned

                  Instrument Partners, a New York limited partnership,
            directly owns 2,886,752 shares of Common Stock. FLC XXII Partnership, a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Instrument Partners. TJ/JA L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, and Nicholas C. Forstmann, Wm. Brian Little,
            John A. Sprague, Steven B. Klinsky and Winston W. Hutchins, each a United States citizen and each (other than Mr. Sprague) with his principal place of business being at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXII
            Partnership. The address of Mr. Sprague's principal business office is 30 Rockefeller Plaza, 45th Floor, New York, New York 10112. Theodore J. Forstmann, a United States citizen whose principal place of business is at the address set forth in response to Item 2(b) of this statement, is the general partner of TJ/JA L.P.
            Accordingly, each of such individuals and partnerships may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4. Steven B. Klinsky directly owns 50,000 shares of Common Stock (which amount is not included in the amount owned by Instrument Partners).

                  (b)   Percent of Class.

                  The shares of Common Stock owned by Instrument
            Partners represent approximately 7.8% of the Common
            Stock.

                  (c)   Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote --
                              2,886,752.

                        (ii)  shared power to vote or to direct the vote --
                              None.

                        (iii) sole power to dispose or to direct the
                              disposition of -- 2,886,752.

                        (iv) shared power to dispose or to direct the disposition of -- None.

            (2)   MBO-IV:

                  (a)   Amount Beneficially Owned

                  MBO-IV, a New York limited partnership, directly owns
            2,540,414 shares of Common Stock. FLC XXIX, L.P. a limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement ("FLC"), is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins, Sandra J. Horbach, Thomas H. Lister and Erskine B. Bowles, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC and (other than Ms. Horbach, Mr. Lister and Mr. Bowles who do not have any voting or investment power with respect to, or any economic interest in the shares owned by MBO-IV) may be deemed to share beneficial ownership of these shares of Common
            Stock. All the general partners of FLC specifically disclaim any such beneficial ownership pursuant to Rule 13d-4. Steven B. Klinsky directly owns 50,000 shares of Common Stock (which amount is not included in the amount owned by MBO-IV).

                  (b)   Percent of Class.

                  The shares of Common Stock owned by MBO-IV
            represent approximately 6.9% of the Common Stock.

                  (c)   Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote
                              -- 2,540,414.

                        (ii)  shared power to vote or to direct the
                              vote -- None.

                        (iii) sole power to dispose or to direct the
                              disposition of -- 2,540,414.

                        (iv)  shared power to dispose or to direct
                              the disposition of -- None.

ITEM 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

                  Not Applicable.

ITEM 8.           Identification and Classification of Member of the Group

                  Not Applicable.

ITEM 9.           Notice of Dissolution of Group

                  Not Applicable.

ITEM 10.          Certification

                  Not Applicable.

                                  SIGNATURE
                                  ---------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated:  February 8, 1999                 Instrument Partners


                                          By:   FLC XXII Partnership,
                                                General Partner


                                          By:/s/ Winston W. Hutchins
                                             -------------------------------
                                                Winston W. Hutchins
                                                General Partner

Dated:  February 8, 1999                 Forstmann Little & Co. Subordinated
                                          Debt and Equity Management Buyout
                                          Partnership-IV


                                          By:   FLC XXIX, L.P.,
                                                General Partner


                                          By:/s/ Winston W. Hutchins
                                             -------------------------------
                                                Winston W. Hutchins
                                                General Partner